SECURIT 05044435 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50082

RECEIVED NOV 22 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2004** (MM/DD/YY) AND ENDING **September 30, 2005** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Oak Ridge Financial Services Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Husebo **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED JAN 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Richard D. Huesbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc. as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI A. BALE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2009

Notary Public

Signature

VP/CCO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

FINANCIAL STATEMENTS

Years Ended September 30, 2005 and 2004

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the statements of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2005 and 2004 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 1, 2005

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

STATEMENTS OF FINANCIAL CONDITION

September 30, 2005 and 2004

	2005	2004
ASSETS		
ASSETS		
Cash	$ 275,618	$ 575,208
Deposit with clearing organizations	305,402	301,415
Receivable from:		
Clearing organization	525,931	325,633
Employees	42,587	56,299
Affiliate	207,091	-
Securities owned, at maket value	91,810	-
Furniture and fixtures, net of accumulated depreciation of 2005 $396,290 and 2004 $344,607	126,566	131,934
Other assets	233,958	33,885
TOTAL ASSETS	$ 1,808,963	$ 1,424,374
LIABILITIES		
LIABILITIES		
Payable to employees	$ 239,649	$ 193,261
Accounts payable and accrued expenses	344,588	450,104
TOTAL LIABILITIES	584,237	643,365
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,385,705	4,385,705
TOTAL CAPITAL CONTRIBUTED	5,385,712	4,385,712
ACCUMULATED DEFICIT	(4,160,986)	(3,604,703)
TOTAL STOCKHOLDERS' EQUITY	1,224,726	781,009
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,808,963	$ 1,424,374

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

STATEMENTS OF OPERATIONS

Years Ended September 30, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 3,248,964	$ 2,819,262
Net dealer inventory and investment gains and losses	(19,208)	3,179
Underwriting fees	2,047,353	4,079,026
Interest income	204,572	128,174
Other	630,436	527,839
TOTAL REVENUE	6,112,117	7,557,480
EXPENSES		
Employee compensation and benefits	5,206,406	6,673,551
Floor brokerage and clearing fees	345,144	298,826
Communications	288,793	288,803
Occupancy and equipment	328,529	396,658
Professional fees	78,951	79,574
Interest	16,500	2,711
Other	404,077	356,075
Impairment of goodwill	-	1,114,336
TOTAL EXPENSES	6,668,400	9,210,534
NET INCOME (LOSS)	$ (556,283)	$ (1,653,054)

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, September 30, 2003	$ 7	$ 4,112,243	$ (1,951,649)	$ 2,160,601
Capital contribution		273,462		273,462
Net income (loss)			(1,653,054)	(1,653,054)
Balance, September 30, 2004	7	4,385,705	(3,604,703)	781,009
Capital contribution		1,000,000		1,000,000
Net income (loss)		-	(556,283)	(556,283)
Balance, September 30, 2005	$ 7	$ 5,385,705	$ (4,160,986)	$ 1,224,726

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (556,283)	$ (1,653,054)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	51,683	53,009
Impairment of goodwill	-	1,114,336
Decrease (increase) in operating assets:		
Deposit with clearing organization	(3,987)	23,867
Receivables from:		
Clearing organization	(200,298)	(162,481)
Employees	13,712	8,851
Affiliate	(207,091)	1,716
Securities owned	(91,810)	183,558
Other assets	(200,073)	61,651
Increase (decrease) in operating liabilities:		
Payable to:		
Employees	46,389	180,010
Accounts payable and accrued expenses	(105,517)	44,561
NET CASH FLOWS FROM OPERATING ACTIVITIES	(1,253,275)	(143,976)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in furniture and equipment	(46,315)	(31,346)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(46,315)	(31,346)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	1,000,000	273,462
NET CASH FLOWS FROM FINANCING ACTIVITIES	1,000,000	273,462
NET INCREASE (DECREASE) IN CASH	(299,590)	98,140
CASH, BEGINNING OF YEAR	575,208	477,068
CASH, END OF YEAR	$ 275,618	$ 575,208

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Oakridge Financial Services Group, Inc, (the Company), a registered securities broker-dealer, is a wholly owned subsidiary of Oakridge Holding Corporation (Holdings).

Effective March 1, 2001, all of the outstanding shares of the Company were purchased by Oakridge Capital Group, Inc. (formerly Realco, Inc.) (the Parent), in exchange for the Parent's Series D preferred stock totaling $2,087,250. The excess of the purchase prices over the fair value of the net assets of $1,411,000 was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life of 15 years until January 2002.

Effective November 1, 2004, all of the outstanding shares of the Company were purchased by Oakridge Holdings Corporation, a newly formed company owned by members of the Company's management and an outside investor group.

Operating losses and management plans - The Company has experienced revenue declines in recent years and has incurred net losses of $556,000 and $1,653,000 for the years ended September 30, 2005 and 2004, respectively. The loss for 2004 included goodwill impairment loss of $1,114,000. During the year, the Company was sold to a company controlled by employees of the Company and an outside investor group. As a part of this transaction, $1,000,000 was contributed to capital. In addition, the Company used approximately $1,253,000 and $144,000 of cash in operations for the years ended September 30, 2005 and 2004, respectively. If the Company does not attain a positive cash flow from operations and income, the Company may need to obtain financial support. The Parent companies have contributed $1,000,000 and $273,000 to the Company in the form of equity during the years ended September 30, 2005 and 2004, respectively. Holdings has arranged for a line of credit to fund additional capital contributions until the Company attains profitability and positive cash flow.

(1) Nature of business and significant accounting policies (continued)

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables principally consist of interest bearing loans due two years from the date of employment. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Goodwill - Effective January 1, 2002, the Company adopted SFAS No 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling-of-interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is a impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The Company evaluated its goodwill in conjunction with the adoption of SFAS No. 142 on January 1, 2002 and determined that there were no indicators of impairment since the estimated fair value of the Company was in excess of the net book value of the Company as of January 1, 2002.

(1) Nature of business and significant accounting policies (continued)

Goodwill: (continued) – The Company obtained a valuation from an independent third-party appraiser. Valuation techniques included discounted cash flows and market comparables. The Company updated its analysis of goodwill impairment as of September 30, 2002 and determined that there was an indicator of impairment of its recorded goodwill; accordingly, the Company completed the second phase of impairment testing. The Company also updated its analysis of goodwill impairment as of September 30, 2003 which indicated there was no additional impairment as of this date. Subsequent to September 30, 2004 the Company was sold for an amount that indicated further impairment of goodwill.

Based on the impairment test, the Company recognized an impairment of approximately $200,000 as of September 30, 2002 to reduce the carrying value of goodwill to the implied fair value. Based on the terms of the sales agreement the $1,114,000 balance of goodwill as of September 30, 2004 was considered to be impaired and recognized as an operating expense. The impairment was required because economic conditions at the time of testing (including continued operating losses) reduced the estimated future expected performance of the Company. Under SFAS No. 142, an impairment adjustment recognized after adoption is required to be recognized as an operating expense.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Revenue recognition - Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Revenues on annuity insurance products are subject to refund for twelve months subsequent to the date received. Because of the uncertainty as to the likelihood of any refunds that may occur on these products, the Company has deferred the recognition of these revenues until the refund period has lapsed.

Furniture and fixtures - Furniture and fixtures are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense $52,000 and $53,000 for the years ended September 30, 2005 and 2004, respectively.

(1) **Nature of business and significant accounting policies (continued)**

Income taxes – The Company files a consolidated tax return with its parent company who effective November 1, 2004, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(2) **Securities owned and securities sold but not yet purchased**

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

The securities are as follows:

	September 30,	
	2005	2004
Securities owned:		
Trading securities - corporate bonds	$ 91,810	$ -

(3) **Employee benefit plans**

The Company has a 401(k) plan covering substantially all of its employees. The Company did not contribute to the plan for the years ended September 30, 2005 and 2004.

(4) Operating leases

The Company leases its office under operating leases.

The future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2006	$ 179,000
2007	191,000
2008	194,000
2009	197,000
2010	136,000
Totals	$ 897,000

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending September 30, 2005	2004
Minimum rentals	$ 98,000	$ 214,000
Common area charges	99,000	120,000
Totals	$ 197,000	$ 334,000

(5) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2005, the Company's net capital of $584,709 was $484,709 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1 to 1.

(7) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(8) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(9) Income taxes

The Company had elected S corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

From March 1, 2001 through November 1, 2004, the Company generated net operating losses of approximately $2,290,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. The change in the ownership of the Company and the election of S corporation status place limitations on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire. The Company files a consolidated tax return with the Parent.

(10) Deposit with clearing organizations

The Company clears securities transactions with two organizations. The Company had $305,000 and $301,000 on deposit with the two organizations at September 30, 2005 and 2004, respectively.

(11) Related party transactions

The Company paid certain operating expenses on behalf of Holdings in the amount of $207,000 and the balance due as of year end was $207,000.

(12) Cash flow disclosures

	Years Ended September 31	
	2005	2004
Cash paid:		
Interest	$ -	$ 2,711

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the financial statements of The Oak Ridge Financial Services Group, Inc. for the year ended September 30, 2005, and have issued our report thereon dated November 1, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Oak Ridge Financial Services Group, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Moyer Hoffman McCann P.C.

Minneapolis, Minnesota
November 1, 2005